September 30, 1999

Fenway International Inc.
#308-409 Granville Street,
Vancouver, B.C.
VSC 1T2

Attention:  Mr. H. John Wilson
            President and Director

Dear Sir:

This letter is to inform you that I wish to resign as a Director of Fenway International Inc., effected immediately. I have been semi-retired for a number of years and now find that I want to become fully retired.

I no longer have any interest in traveling on business within Canada or throughout the world, including the Philippines. Similarly, I no longer have an interest in becoming involved in large projects such as the cement plants being developed by Fenway in the Philippines. The time required would be well beyond what I am now interested in contributing.

Fenway's interest would be better served if Fenway were to seek out and bring on board a younger and more interested person.

I wish Fenway all success in the development of the cement plant and any other projects it embarks on.

In the interval until you find a replacement for me, I would be plased to assist you with any technical questions you may have.


Yours truly,

/s/ Lauries Maranda

Lauries Maranda